Exhibit 21.1

Subsidiaries of InsWeb Corporation

1.	Potrero Media Corporation, a California corporation;

2.	Strategic Concepts Corporation, a California corporation;

3.	InsWeb Insurance Services, Inc., formerly known as Avatar Insurance Services, Inc., a California corporation; and

4.          Goldrush Insurance Services, Inc., a California corporation.